McGuireWoods LLP 201 North Tryon Street Charlotte, NC 28202 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com

May 10, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Pamela Long, Assistant Director

Re:	Dynacast International LLC
Dynacast Finance Inc.
Registration Statement on Form S-4
Filed February 13, 2012
File No. 333-179497

Ladies and Gentlemen:

On behalf of Dynacast International LLC and Dynacast Finance Inc., and their parent company, Dynacast International Inc. (together, the “Companies”), we are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 9, 2012 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain general updates. The Companies will separately deliver to you via overnight courier a copy of this letter and copies of Amendment No. 1, which will be marked to show the revisions.

Set forth below are the Companies’ responses to the Staff’s comments as set forth in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is set forth below in bold text and is followed by the Companies’ response. Page references in the text of this letter correspond to the pages of Amendment No. 1. References in the text of this letter to “Dynacast” refer to Dynacast International Inc. and its consolidated subsidiaries. References in the text of this letter to the “Predecessor 2011 Period” and the “Successor 2011 Period” refer to the periods January 1, 2011 to July 19, 2011 and July 20, 2011 to December 31, 2011, respectively. The responses and information described below are based upon information provided to us by the Companies. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

General

Preamble, page 7

1.	Please confirm that you did not commission third party research or data for use in connection with the registration statement.

Response:

The Companies confirm that they did not commission third party research or data for use in connection with the Registration Statement.

Prospectus Front Cover Page

2.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Companies confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”).

Corporate Information, page 5

3.	Please describe in plain English your corporate history prior to the acquisition.

Response:

In response to the Staff’s comment, the Companies have inserted the following on page 5:

“The operating history of the Dynacast business dates back to the founding of a predecessor company in the United States in 1926. This company engaged in the manufacture of small die cast components in the U.S, and Canada. In the 1960s, this company was acquired by a U.K. textile company with operations in the U.S. Subsequently, operations expanded to Europe and Asia. In 1999, the business was acquired by a U.K. private equity firm which, in turn, sold the business to Melrose plc in 2005. Melrose plc owned the Dynacast business until it was sold in the Acquisition. Over the years, the global footprint of the Dynacast business has expanded through acquisitions and the establishment of new facilities in the United States, Europe and Asia.”

Selected Historical Financial Information, page 15

Other Financial Information, page 16

4.	Please revise your registration statement, as applicable, to ensure that the amounts of your capital expenditures agree with your statements of cash flows or explain the reasons for differences.

Response:

The Companies advise the Staff that for the years ended December 31, 2008, 2009 and 2010, the line item “capital expenditures” in “Other Financial Information” reflected the sum of the line items “Purchases of property, plant and equipment” and “Purchases of computer software” from the statements of cash flows. For the periods January 1, 2010 to October 3, 2010, January 1, 2011 to July 19, 2011 and July 20, 2011 to September 30, 2011, the line item “capital expenditures” in “Other Financial Information” reflected the line item “capital expenditures” from the statements of cash flows for such periods, plus the changes in capital expenditures accrued but not yet paid.

In Amendment No. 1, the statement of cash flows presented by the Companies for all periods includes one line item for capital expenditures, as acquisitions of computer software were deemed insignificant for separate disclosure. In response to the Staff’s comment, the Companies have revised the disclosure in “Other Financial Information” on page 16 to include capital expenditures as presented in the statement of cash flows.

Risk Factors, page 20

The loss of key executives could adversely impact our ability . . ., page 21

5.	Please explain with greater specificity why the loss of Messrs. Newman, Murphy and Angell could result in harm to you.

Response:

In response to the Staff’s comment, the Companies have revised this risk factor on page 21. The text of the risk factor, as revised, is set forth below:

“The loss of key executives could adversely impact our ability to successfully compete globally and may adversely impact our business, financial condition and results of operations.

Our success depends upon the efforts, abilities and expertise of our executive officers and other senior managers, including Simon J. Newman, our President and Chief Executive Officer, Adrian Murphy, our Chief Financial Officer and David Angell, our Executive Vice President-Asia. Mr. Newman has served in a number of technical, operational and management roles at Dynacast since 1979, through which he has developed significant industry experience and important relationships with our employees, customers and suppliers. Mr. Murphy, who first joined Dynacast in 1990, has served in various financial and management positions throughout the Dynacast business in the US, Canada and the United Kingdom. Since beginning his career with Dynacast in 1993, Mr. Angell has been responsible for operation, management and expansion of numerous Dynacast facilities and has developed essential experience and relationships while managing Dynacast’s Asian operations. The loss of the services of Messrs. Newman, Murphy or Angell could result in significant disruptions to our operations, which could have a material adverse effect on our business, financial condition and results of operations. It would be very difficult to replace the knowledge, skills, experience and relationships developed by Messrs. Newman, Murphy or Angell over the course of their careers with Dynacast. In addition, we may not be successful in attracting and retaining qualified personnel to replace Messrs. Newman, Murphy or Angell, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business, and could be unsuccessful.”

Some of our employees belong to labor unions, and strikes or work stoppages, as well as labor protection laws in various countries in which we operate, which could adversely affect our operations, page 22

6.	In order to make this risk factor more currently relevant, please disclose whether you have experienced any labor disruptions and clarify the extent to which you are subject to the risks discussed.

Response:

In response to the Staff’s comment, the Companies have revised this risk factor on page 23. The text of the risk factor, as revised, is set forth below:

“Some of our employees belong to labor unions, and strikes or work stoppages, as well as labor protection laws in various countries in which we operate, could adversely affect our operations.

Some of the countries in which we operate, or may in the future operate, may have laws favorable to organized labor, which may make it difficult for us to rationalize or downsize operations. Many of the employees at our Peterborough, Canada, facility belong to labor unions. In addition, most of our employees in Europe are represented by government-mandated works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. We may not be able to maintain constructive relationships with these labor unions or works councils and we may be unable to timely extend or renegotiate our collective bargaining agreements as they expire.

In 2010, we experienced a minor work stoppage at our facility in France. That disruption did not involve all employees at the facility and it did not have a material impact on our business. We cannot guarantee that we will not have future disruptions, which could materially adversely affect our operations. If our unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, a significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business.”

We are subject to regulations governing the export of our products, page 23

7.	Please elaborate on the regulatory risks hinted at in this risk factor.

Response:

The products manufactured by Dynacast are not heavily regulated and Dynacast does not sell products or provide services to restricted countries, organizations, entities or persons identified as unlawful actors or that are subject to U.S. sanctions imposed by the Office of Foreign Assets Control or other international economic sanctions that prohibit trade with certain countries, businesses, organizations or individuals. Accordingly, the Companies have determined that the risks referenced in this risk factor are not material and have removed this risk factor.

Cautionary Statement Regarding Forward-Looking Statements, page 39

8.	Because investors are entitled to rely on statements in the prospectus, please remove the statement regarding undue reliance in the first statement of the last paragraph of this section.

Response:

In response to the Staff’s comment, the Companies have removed the statement from page 40 of the Registration Statement.

Terms of the Exchange Offer, page 41

9.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response:

In response to the Staff’s comment, the Companies have removed the reference to oral notice to holders on page 42 of the Registration Statement.

Unaudited Pro Forma Condensed Financial Information, page 54

10.	Please revise the titles of the applicable line items in your pro forma statements of income to clearly indicate that they exclude non-recurring items directly attributable to the transactions.

Response:

The Companies advise the Staff that, in accordance with Article 11 of Regulation S-X, they have updated the unaudited pro forma condensed financial information beginning on page 54 to include only an unaudited pro forma statement of operations for the year ended December 31, 2011.

In response to the Staff’s comment, the Companies believe the revised footnotes adequately describe the removal of the non-recurring items directly attributable to the transaction.

Note (b), page 56

11.	Please revise your note to clarify how the amounts disclosed equate to the referenced pro forma adjustment on page 55.

Response:

The Companies note the Staff’s comment and advise the Staff that the disclosure in Note (b) reconciles to the referenced $4.6 million pro forma adjustment to selling, general and administrative expenses as follows:

Description	Amount ($ millions)
Additional amortization expense	$4.3
Management fees	1.4
Less: Acquisition bonuses	1.1

$4.6

Note (c), page 56

12.	Please revise your note and your disclosures in MD&A to quantify and disclose the specific nature of the expenses included in transaction costs.

Response:

In response to the Staff’s comment, the Companies have revised Note (c) on page 56 and the disclosure in MD&A on page 64 to quantify and disclose the specific nature of the expenses included in transaction costs. The text of the revised Note (c) is set forth below:

“Reflects the removal of $16.5 million in transaction costs attributable to the Transactions which were comprised of $8.9 million in investment advisory fees, $3.0 million in legal fees, $2.2 million in tax, accounting and valuation fees, $1.5 million in stamp taxes and other miscellaneous fees of $0.9 million.”

Note (d)2, page 56

13.	Please more fully explain your basis for removing debt issuance costs associated with the bridge loan from the pro forma financial statements.

Response:

The Companies advise the Staff that debt issuance costs associated with the bridge loan were removed from the pro forma financial statements as they were deemed material charges that resulted directly from the Transactions, and which will be included in the income of the Registrant within the 12 months following the Transactions. For this reason, the Companies included the debt issuance costs as an adjustment to interest expense for the periods presented.

In response to the Staff’s comment, the Companies have revised Note (d)2 on page 56. The text of the revised note is set forth below:

“Removal of debt issuance costs of $5.6 million associated with a bridge loan that was put into place in the event the Notes were not fully subscribed. Given that the Notes were fully subscribed, the bridge loan was canceled and the associated deferred financing costs were written-off.”

Notes (d)3 and (d)4, page 56

Notes (c)2 and (c)3, page 57

14.	Please revise your notes to quantify the individual components comprising the additional interest expense in each period.

Response:

The Companies advise the Staff that additional interest expense for the year ended December 31, 2011 was comprised of $17.8 million related to the Notes (as defined in the Registration Statement), $1.8 million related to the Senior Credit Facilities (as defined in the Registration Statement) ($1.6 million for term loan and $0.2 million for the revolving credit facility), $2.0 million in amortization of debt issuance costs related to the indebtedness incurred in connection with the Transactions and fees payable on the Senior Credit Facilities for the Successor 2011 Period.

In response to the Staff’s comment, the Companies have revised Note (d)3 on page 56. The text of the revised note is set forth below:

“Additional interest expense of $17.8 million related to the Notes and $1.8 million related to the Senior Credit Facilities ($1.6 million for term loan and $0.2 million for the revolving credit facility), $2.0 million in amortization of debt issuance costs related to the indebtedness incurred in connection with the Transactions, as well as fees payable on the Senior Credit Facilities for the Successor 2011 Period. The outstanding amount on the revolving credit facility was estimated to be $6.5 million for the entire period. The interest rate on the Notes is 9.25%. The interest rate on amounts drawn under the Senior Credit Facilities is assumed to be 6%. A 0.125 percentage point change in interest rates on our pro forma indebtedness under the Senior Credit Facilities would change pro forma interest expense by less than $0.1 million for the year ended December 31, 2011.”

The Companies advise the Staff that the Series A mandatorily redeemable convertible preferred stock (the “Series A Stock”) and the Series B mandatorily redeemable preferred Stock (the “Series B Stock”) accrue dividends at the rate of 14% of their liquidation preference per annum. As explained in greater detail in the Companies’ response to comment 16 below, the Series A Stock was convertible for a period of 180 days after issuance. During that period, the Series A Stock was considered a mezzanine security, but thereafter was reclassified to long term liability, similar to the Series B Stock. Accordingly, the unaudited pro forma statement of operations for the year ended December 31, 2011 reflects an adjustment for interest expense on the Series A Stock for the period July 1, 2011 to December 31, 2011 and on the Series B Stock for the period January 1, 2011 to July 19, 2011 in the amounts of $2.0 million and $2.2 million, respectively.

In response to the Staff’s comment, the Companies have revised Note (d)4 on page 56. The text of the revised note is set forth below:

“Additional interest expense of $2.0 million associated with the Series A mandatorily redeemable convertible preferred stock (July 1, 2011 through December 31, 2011) and $2.2 million related to the Series B mandatorily redeemable preferred stock (January 1, 2011 through July 19, 2011) at an annual rate of 14%.”

The Companies advise the Staff that Notes (c)3 and (c)4 referenced in the Staff’s comment have been removed as the updated unaudited pro forma condensed financial information in Amendment No. 1 includes only an unaudited pro forma statement of operations for the year ended December 31, 2011.

Notes (e) and (d), page 57

15.	Please more fully explain to us and disclose: your reasons for using a blended statutory tax rate for each period; the reasons for differences in the annual and interim rates; and how each rate was determined and is factually supportable. Also, please more fully explain to us and disclose why the pro forma effective tax rates in each period are significantly different from statutory tax rates.

Response:

The Companies advise the Staff that Dynacast currently operates through its subsidiaries in 16 different countries with varying tax rates. In the opinion of management, the blended tax resulting from applying each subsidiary’s statutory income tax rate provides a reasonable basis for calculating income taxes on a pro forma basis. The annual and interim rates differ due to a different mix of taxable adjustments applied to each country’s statutory tax rate. Each rate was determined by applying estimated taxable income in the relevant jurisdiction, multiplied by the statutory tax rate. The resulting total tax was used to determine the effective tax rate applied to the pro forma items that were tax deductible. $1.4 million of transaction costs and $4.2 million of interest expense associated with the Series A Stock and Series B Stock are non-deductible items and therefore have no related income tax effect recorded.

In response to the Staff’s comment, the Companies have revised Note (e) on page 56. The text of the revised note is set forth below:

“Reflects the estimated tax effects resulting from the tax deductible pro forma adjustments based on a blended statutory tax rate of 34% resulting from applying each subsidiary’s statutory income tax rate. $15.1 million of transaction costs and $4.2 million of interest expense associated with the Series A and Series B mandatorily redeemable preferred stock are non-deductible items and therefore have no related income tax effect reflected.”

The Companies advise the Staff that Note (d) referenced in the Staff’s comment has been removed as the updated unaudited pro forma condensed financial information includes only an unaudited pro forma statement of operations for the year ended December 31, 2011.

Note (e), page 57

16.	Please more fully explain your basis for the different accounting treatment for the Series A preferred stock before and after June 30, 2010.

Response:

The Companies advise the Staff that the Series A Stock was classified as temporary shareholders’ equity in the pro forma financial statements included in the Registration Statement before June 30, 2010 (rather than as a liability) because the shares of Series A Stock were convertible into common stock at the holder’s option at any time within 180 days of issuance. The holder of the Series A Stock did not convert the Series A Stock into common stock within 180 days of issuance and therefore the Series A Stock was reclassified from temporary shareholders’ equity to liability at that time, as the Series A Stock is subject to mandatory redemption. Accordingly, for the purpose of the pro forma financial statements included in the Registration Statement, which assumed that the Transactions occurred on January 1, 2010, the Series A Stock was reclassified from temporary shareholders’ equity to long-term liability on June 30, 2010 (i.e., 180 days after issuance).

In the unaudited pro forma statement of operations for the year ended December 31, 2011 included in Amendment No.1 on page 55, the Series A Stock is assumed to be issued as temporary shareholders’ equity on January 1, 2011 and reclassified to long-term liability on June 30, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of Operations, page 64

Operating Results, pages 64, 67, and 70

17.	Please expand your discussion of your consolidated/combined operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Quantify how much of the increase or decrease in consolidated net sales, from period to- period, was due to changes in volumes sold, changes in sales prices, and changes in foreign currency rates;

•	Quantify the underlying factors you attribute to the changes in selling, general and administrative expenses as a percentage of sales; and

•	More fully discuss and quantify the reasons for significant differences between your effective tax rates and statutory tax rates.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 63, 64, 68 and 69 to expand the discussion of consolidated and combined operating results to further describe the underlying reasons for the period-to-period changes and to quantify the factors contributing to the changes, to the extent material.

Business Segment Operating Results, pages 65, 68, and 71

18.	Please expand your segment operating results to quantify the factors that you identify as impacting your results, including the impact of the step-up of inventory, additional depreciation and amortization expense, bonus payments, and any other factors you identify. Also, please expand your segment operating results to disclose and discuss your segment earnings for each period presented, as well as any other significant items impacting your segment earnings between periods.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on pages 66, 67, 69, 70 and 71 to expand the discussion of segment net sales and operating income to further describe the underlying reasons for the period-to-period changes and to quantify the factors contributing to the changes, including the factors referenced by the Staff, to the extent material.

North America, page 66

19.	Please revise your disclosure to clarify the date the Montreal facility was closed, the period during which the $17.3 million decline in Montreal sales occurred, and how this reconciles with the increase in sales in North America of $2.4 million in the period from January 1, 2011 to September 30, 2011 as compared to the period from January 1, 2010 to October 3, 2010.

Response:

The Companies advise the Staff that the Montreal facility generated net sales of $17.3 million during the first six months of 2010 until its permanent closure in June 2010. In conjunction with the closure, the Registrant estimates that approximately 25% of Montreal’s customer contracts, tool and die casting machinery were transferred to Dynacast facilities outside the North America segment. Without taking into consideration the effects of the Montreal closure and related transfer of business to the Austria and Malaysia facilities, net sales in North America increased by approximately $2.4 million during the period January 1, 2011 to September 30, 2011 compared to the period January 1, 2010 to October 3, 2010.

In response to the Staff’s comment, the Companies have revised the disclosure on page 67 to clarify the date the Montreal facility was closed and the period during which the $17.3 million decline in Montreal sales occurred as follows:

“After winding down the operations of our Montreal facility during the first half of 2010, the facility was permanently closed effective June 30, 2010. During the period January 1, 2010 to June 30, 2010, the Montreal facility generated approximately $17.3 million in net sales. The customer contracts, tools and die casting machinery from Montreal were transferred to other Dynacast units with no significant loss of business. Approximately 25% of the Montreal business was transferred out of the North America segment to Dynacast Austria and Dynacast Malaysia and approximately 75% of the Montreal business was transferred within the North American segment, primarily to Elgin, Lake Forest and Techmire. With the exception of our Germantown facility, which reported a slight decrease in net sales during the Successor 2011 Period and the Predecessor 2011 Period compared to the year ended December 31, 2010, all of the other facilities in the North America segment reported increases in net sales during the Successor 2011 Period and the Predecessor 2011 Period compared to the year ended December 31, 2010. Net sales at Elgin, Lake Forest, Techmire and Mexico increased by approximately $8.0, $4.3, $3.4, and $2.2 million, respectively.”

Financial Position, page 75

20.	Please revise your disclosures to address and quantify the reasons for significant changes in working capital items between the periods.

Response:

The Companies advise the Staff that the significant changes in working capital items were primarily attributable to accruals of interest on the Notes and the Senior Credit Facilities in the Successor 2011 Period, neither of which existed at December 31, 2010. In addition, a portion of the debt under the Senior Credit Facilities was classified as a current liability at December 31, 2011. The remaining change in working capital was due to increases in accounts and income taxes payable and accrued expenses, primarily due to timing.

In response to the Staff’s comment, the Companies have revised the disclosure on page 73.

Borrowing Arrangements, page 75

21.	We refer to the significant financial covenants related to your senior credit facilities. Please revise your registration statement to also present, the actual leverage and interest coverage ratios, in addition to the minimum/maximum ratios permitted at each reporting date, so that investors can better understand your current status and ability to meet financial covenants. Refer to Section 501.13.c of the Financial Reporting Codification. If your senior notes have significant financial covenants, please provide similar disclosures for those covenants.

Response:

The Companies advise the Staff that, as of December 31, 2011, the actual total leverage ratio was 4.34 to 1.0 and the actual minimum interest coverage ratio was 2.46 to 1.0, each of which is within the respective permitted levels of 6.25 to 1.0 and 1.75 to 1.0.

In response to the Staff’s comment, the Companies have revised the disclosure on page 74 to include the actual ratio measures as of December 31, 2011.

The Companies advise the Staff that the Notes do not have any financial covenants.

Preferred Stock, page 76

22.	It appears to us that the disclosed conversion date related to the preferred stock may not be accurate. Please clarify or revise.

Response:

The Companies advise the Staff that the conversion date of January 15, 2011 was a typographical error. The Series A Stock was convertible until January 15, 2012.

The Companies have revised the disclosure on page 75 to correct this date.

Critical Accounting Policies, page 80

General

23.	Please revise your disclosures related to your critical accounting policies to also address, to the extent practicable, the potential impact of changes in estimates on your financial statements.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 77 to include disclosure of the potential impact of changes in estimates on the financial statements.

24.	Please revise your registration statement to include a critical accounting policy for your valuation of long-lived assets other than goodwill, including a discussion of the significant assumptions you used in your impairment analysis.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 77 to include a critical accounting policy for the valuation of long-lived assets other than goodwill, including a discussion of the significant assumptions you used in the impairment analysis.

Goodwill, page 80

25.	Please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•	The percentage by which fair value exceeds carrying.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Response:

As of October 1, 2011, goodwill in the aggregate amount of $243.8 million was allocated to reporting units as follows (in millions of dollars):

Reporting Unit	Reporting Segment	Balance at October 1, 2011
Dynacast Elgin	North America	$15.3
Dynacast Lake Forest	North America	17.7
Dynacast Mexico	North America	4.5
Dynacast Peterborough	North America	10.2
Dynacast Austria	Europe	80.2
Dynacast Germany	Europe	28.1
Dynacast Slovenia	Europe	2.4
Dynacast Spain	Europe	7.8
Fishercast UK	Europe	3.4
Dynacast Singapore	Asia Pacific	18.1
Dynacast India	Asia Pacific	3.6
Dynacast Shanghai	Asia Pacific	30.2
Dynacast South China (Dongguan)	Asia Pacific	9.0
Dynacast Malaysia	Asia Pacific	13.3

Total Goodwill		$243.8

The Acquisition (as defined in the Registration Statement) was accounted for as a business combination whereby the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed based on their fair values on July 19, 2011, the date of the Acquisition. In September 2011, the Financial Accounting Standards Board issued Accounting Standard Codification (“ASC”) update No. 2011-08, which amended certain provisions in ASC 350, “Intangibles – Goodwill and Other.” Under ASC 350, as amended, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is not necessary to perform the two-step goodwill impairment test described in ASC 350. These amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, but early adoption is permitted. Dynacast elected to early adopt for the October 1, 2011 impairment testing.

Given that the Acquisition was completed less than three months prior to the date of the impairment testing, and based on the events and circumstances subsequent to the Acquisition, which are discussed below, at October 1, 2011, Dynacast did not believe that it was more than likely than not that the fair value of the reporting units was less than their respective carrying amounts, including goodwill. Accordingly, the two-step goodwill impairment test was deemed not necessary.

Other than the acquisition of the remaining 30% interest in Dynacast Slovenia in December 2011 (as discussed in Note 3 on page F-18), there have been no other acquisitions since the Acquisition. Likewise, there have been no divestitures or significant reorganizations during the period subsequent to the date of the Acquisition. Furthermore, there have been no significant changes in the legal environment, nor have there been any significant changes in Dynacast’s key customers, management or operating conditions which would negatively affect Dynacast’s future earning potential. Metal prices have fluctuated slightly since the date of the Acquisition, however, such fluctuations are passed through to Dynacast’s customers and do not impact Dynacast’s results of operations.

In response to the Staff’s comment, the Companies have revised the disclosure on pages 79 and 80.

Annual Incentive Compensation, page 99

26.	We note the statement that “At the time of the Acquisition, we, our shareholders and our named executive officers came to an informal agreement that we would be deemed to have met our fiscal year 2011 operating profit goal and that the executives would receive 2011 annual bonuses equal to 100% of their respective base salaries.” Please disclose whether this goal was actually achieved and tell us supplementally why the bonus is being reported in the Non-Equity Incentive Compensation section of the Summary Compensation table.

Response:

The Companies advise the Staff that operating profit is a non-GAAP measure of income used by Melrose plc (“Melrose”) to set performance targets for the executives and managers of its businesses. Operating profit excludes all transaction costs, restructuring costs and any costs associated with the new capital structure following the Transactions, such as inventory step-up and amortization of intangible assets. The operating profit target set by Melrose for Dynacast for the calendar year 2011 was $73.3 million. The Companies confirm that this target was met.

In response to the Staff’s comment, the Companies have revised the disclosure on page 99 to disclose that the operating profit goal was met.

The Companies advise the Staff that, at the time of grant, the annual incentive compensation paid to the Companies’ executives was pursuant to a plan that provided compensation intended to serve as incentive for performance to occur over a specified period. Awards under that plan did not fall within the scope of FASB ASC Topic 718. Therefore, the Companies reported the annual incentive compensation in the Non-Equity Incentive Compensation section of the Summary Compensation Table and made corresponding disclosure in the 2011 Grants of Plan-Based Awards table.

2011 Grants of Plan-Based Awards, page 104

27.	Please tell us where the relevant disclosure is that corresponds to footnote 4.

Response:

The Companies have removed the reference to footnote (4) in the 2011 Grants of Plan-Based Awards table on page 104. The reference to footnote (4) was a typographical error and no disclosure was intended to correspond thereto.

Financial Statements, page F-1.

General

28.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Companies have revised the Registration Statement to include audited financial statements for the period ended July 19, 2011 and as of and for the period ended December 31, 2011 and related disclosures, as required by Rule 3-12 of Regulation S-X.

Dynacast Group Audited Combined Financial Statements, page F-2

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-14

29.	We note your reference to multiple element arrangements. Please more fully explain to us the nature of these arrangements and their impact on your financial statements. Also, please disclose shipping costs to customers for each period presented.

Response:

The Companies advise the Staff that Dynacast generates revenue from the sale of die cast components, tooling and replacement tools in its multiple element arrangements. These die cast components are designed by Dynacast to the customer’s specifications. In order to produce a die cast component to customer specifications, Dynacast must first design and create the tooling required to manufacture the component. Accordingly, certain orders (particularly for new customers or new customer products) will contain new tooling elements in addition to the production of the die cast components. The intellectual property used in the tool design is proprietary to and owned by our customers. Additionally, over time, parts of the tooling will wear out and will need to be replaced. Accordingly, customers may also place purchase orders for replacement tools.

Dynacast’s revenue recognition policy provides that revenue for delivered elements is recorded only after it has been determined that the element has stand-alone value and there is objective and reliable evidence of the selling price of the undelivered elements. When multiple deliverables have stand-alone value to the customer, each deliverable is treated as a separate unit of accounting.

New tools have stand-alone value and revenue is recognized once the customer notifies Dynacast that the new tool is approved and accepted to be used to produce die cast components for them. Replacement tools for which the customer issues a separate purchase order have the same characteristics as a new tool and revenue is recognized once the customer notifies Dynacast that the replacement tool is approved and accepted to be used to produce die cast components.

In some instances, the customer will not issue a purchase order for replacement tools, and Dynacast will agree to provide replacement tooling without an additional separate replacement tooling charge. In such cases, the price of the replacement tool is implicitly or explicitly included in the price of the die cast components. In such cases, where the cost of replacement tools is not billed separately, Dynacast defers a portion of revenue to reflect the estimated portion of revenue for each die cast part related to the vendor specific objective evidence (VSOE) of selling price for the replacement tool.

In September 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements , which amended the guidance in ASC 605 to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; and (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The accounting changes are effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application.

Dynacast adopted these amendments to the ASC on January 1, 2011 on a prospective basis. The impact of these accounting changes was not material to the consolidated financial statements for the Predecessor 2011 Period or the Successor 2011 Period.

Prior to the adoption of ASU 2009-13, in accordance with ASC 605-25, Dynacast recognized revenue on the delivered elements only after the determination had been made that the delivered elements had stand-alone value and there was objective and reliable evidence of selling price of the undelivered elements. Based on this assessment the respective standalone value, Dynacast determined that the original tool, die-cast units and replacement tools each represented a unit of accounting.

Subsequent to the adoption of ASU 2009-13, when VSOE is not available, Dynacast uses its best estimate of selling price for each unit, based upon labor costs, risks and expected margins, in recognizing revenue for multiple element arrangements.

During the year ended December 31, 2011, tooling revenue comprised less than five percent of Dynacast’s consolidated revenues.

In response to the Staff’s comment, the Companies have revised the discussion of the revenue recognition policy on pages F-13 and F-14.

The Companies advise the Staff that the Registration Statement incorrectly stated that shipping costs incurred to transport products to the customer which are not reimbursed by the customer are included in selling and distribution expense. The Companies have revised such disclosure on pages 79 and F-13 and advise the Staff that, in the event a customer does not independently coordinate and pay for shipment, shipping costs incurred by Dynacast are invoiced to customers and included in cost of goods sold.

Research and Development, page F-15

30.	Please disclose research and development expenses for each period presented.

Response:

The Companies advise the Staff that research and development expenses were immaterial to the consolidated or combined financial statements taken as a whole during the periods presented. Accordingly, the Companies have removed references to research and development expenses from the notes to the financial statements until such time as research and development expenses become material to the consolidated financial statements taken as a whole.

Note 3 – Segment Information, pages F-17 and F-69

31.	We note your reference to adjusted operating income. Please revise your disclosure to state, if true, that adjusted operating income is your measure of segment profit and loss.

Response:

The Companies advise the Staff that segment operating income is management’s measure of segment profit and loss. The Companies note that the chief operating decision maker (“CODM”) reviews other measures of segment profit or loss, including EBITDA and contribution margin; however, the Companies have elected to disclose segment operating income as management believes segment operating income is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements (operating income).

In response to the Staff’s comment, the Companies have revised Note 18 on page F-41 to state that Dynacast management evaluates the performance of its segments on the bases of segment operating income.

Note 13 – Related Parties - Loans, page F-29

32.	We refer to your loans payable to related parties and loans receivable from related parties that are offset on the face of the balance sheet. Please demonstrate to us that a right of setoff existed for these amounts at each balance sheet date. Refer to FASB ASC 210-20- 45.

Response:

The Companies note the Staff’s comment and respectfully advise the Staff that, as set out in Note 1 to the audited combined financial statements for the years ended December 31, 2010 and 2009 (the “Predecessor Combined Financial Statements”), the Predecessor Combined Financial Statements represent the aggregation of the financial information of the Dynacast businesses that were acquired by the Companies from Melrose. During this predecessor period, Dynacast was not operated on a standalone basis and, there were numerous intercompany funding relationships between the Melrose group, principally, Melrose and Dynacast Investments Ltd., a subsidiary of Melrose and the Dynacast entities. Although there was no formally documented right of setoff with respect to these intercompany arrangements, it was management’s intention for all balances to be set off at the time of the disposal and at such time the balances were settled on a net basis.

The Companies have considered the requirements of ASC 210-20-45, which set forth the requirements for the right of setoff, and acknowledge the fact that the loans did not include a legal right of setoff. However, given that the carve out financial statements were prepared solely in the context of the disposal of the Dynacast entities, it was management’s intention that all balances between the Dynacast entities and the Melrose group would be settled in connection with the disposal on a net basis. Such balances were settled on a net basis in connection with the Acquisition and management concluded that the current presentation provides the most representationally faithful presentation of Dynacast’s financing at the time. However, the Companies were aware of the technical requirement in ASC 210-20-45 and, for that reason, the gross amounts outstanding were disclosed in the footnotes to the financial statements.

The Companies respectfully advise the Staff that, in their view, presenting the amounts gross on the face of the balance sheet would not provide the reader with more relevant information, given the significant change in the capital structure of the business as disclosed in the Registration Statement in the section “Management Discussion and Analysis of Financial Condition and Results – Matters Affecting Comparability of Results” and the disclosure of the gross amounts that is provided in Note 16.

Dynacast International, Inc. Unaudited Consolidated Financial Statements, page 41

Condensed Balance Sheet, page F-42

33.	We refer to your property and equipment, deferred financing costs, and intangible assets line items. It appears that your accumulated depreciation or accumulated amortization for each period does not follow the order of your balance sheet presentation. Please revise as appropriate.

Response:

In response to the Staff’s comment, the Companies have revised the order of the “accumulated depreciation” and “accumulated amortization for property and equipment and intangible assets” line items on page F-47 to follow the order of the balance sheet presentation.

Note 8 – Goodwill, page F-57

34.	Please revise your disclosure to present the additions to goodwill during the Successor 2011 period by reportable segment. See FASB ASC 350-20-50-1.

Response:

In response to the Staff’s comment, the Companies have revised Note 8 on pages F-22 and F-23 to present additions to goodwill during the Successor 2011 Period by reportable segment.

Note 18 – Segment Information, page F-68

35.	Please provide us, on a supplemental basis, with a copy of the monthly financial information received by your CODM. Please also provide us with an understanding of your organizational structure, including how you define your CODM, operating segments, and reporting units. Please specifically address if the facilities you identify under each of your reportable segments in MD&A are operating segments and/or reporting units that you are aggregating.

Response:

Copies of the monthly financial information received by Dynacast’s chief operating decision maker (“CODM”) are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act (the “CODM Package”). On behalf of the Companies, we request that these materials be returned promptly following completion of the Staff’s review thereof and we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

The Companies have determined that each Dynacast facility constitutes an operating segment. These operating segments are aggregated on a geographic basis into three reportable segments – Asia Pacific, Europe and North America. Additionally, the Companies have determined that each operating segment constitutes a reporting unit. The following is a discussion of the organizational structure of the Dynacast business and the determination of Dynacast’s operating segments, reportable segments and reporting units.

Organizational Structure

Dynacast, through its domestic and foreign subsidiaries, operates 20 facilities in 16 countries across North America, Europe and Asia. At 19 facilities, Dynacast manufactures small engineered precision die cast zinc, aluminum or magnesium components to specifications provided by customers in the automotive safety and electronics, consumer electronics, healthcare, hardware, computer and peripherals and many other industries; customized tooling for the die casting process; and/or machinery used in die casting operations. One facility manufactures only tooling utilized by the other facilities in their die casting operations.

Dynacast operates under a decentralized organizational structure, whereby each facility is locally managed by a general manager responsible for that facility’s performance and profitability. The general managers of the North American and European facilities report to Simon Newman, Chief Executive Officer. To better manage time differences and to have management physically present in the Asian market, the general managers of the Asian facilities report to David Angell, Executive Vice President-Asia, who, in turn, reports to Mr. Newman.

General Managers direct the day-to-day operation of each facility, including decisions regarding sales, marketing and customers. Operating budgets and significant financial decisions, such as capital expenditures, are approved by Mr. Newman. Each facility has a sales staff that reports directly to the general manager and is responsible for sales in the local market. In addition, Dynacast’s International Business Development (“IBD”) group is responsible for targeting global accounts and connecting those customers with local facilities for component and tooling design. The head of the IBD group reports directly to Mr. Newman.

Determination of CODM

Under ASC 280-10-50-5, the CODM is the function that allocates resources to and assesses the performance of an entity’s segments. Simon Newman, Chief Executive Officer, regularly reviews the operating results for each facility to assess its performance and make decisions about the resources to be allocated to it. Accordingly, Dynacast has determined that Mr. Newman is Dynacast’s CODM.

Determination of Operating Segments

Mr. Newman regularly reviews management reports that aggregate information for the Dynacast facilities by region: Asia Pacific, Europe and North America. The reports contain financial information regarding each facility in those regions, including, among other measures, net sales, segment operating income, EBITDA, EBITA, gross margin and contribution margin. When assessing performance and allocating resources, Mr. Newman reviews the financial information for each facility independently and makes decisions on a facility-by-facility basis because, as discussed in greater detail below, each facility primarily serves its local market.

ASC 280-10-50-1 states that a component of an entity is an operating segment if (i) it engages in business activities from which it may earn revenues or incur expenses, (ii) the CODM regularly reviews its operating results to make decisions about resource allocation and assess its performance and (iii) discrete financial information is available for the component. The Companies have determined that each of Dynacast’s facilities constitutes an operating segment. This determination is based on the fact that each facility engages in business activities for profit and the CODM regularly reviews discrete financial information regarding each facility in order to assess its performance and allocate resources.

Determination of Reporting Units

Under ASC 350, a reporting unit is an operating segment or a component of an operating segment if that component constitutes a business for which discrete financial information is available and is reviewed by segment management. Discrete financial information is only available for, and reviewed at, the operating segment level. Accordingly, Dynacast has determined that the reporting unit is the same as the operating segment for the purposes of ASC 350; that is, there are no components below the operating segment level that would meet the definition of a reporting unit.

Aggregation of Operating Segments

ASC 280-10-50-11 provides that two or more operating segments may be aggregated if aggregation is consistent with the objectives and basic principles of ASC 280 and if the operating segments have similar economic characteristics and are similar in all of the following areas:

a)	The nature of products or services;

b)	The nature of the production processes;

c)	The type or class of customer for their products or services;

d)	The methods used to distribute their products or provide their services; and

e)	If applicable, the nature of the regulatory environment.

For financial reporting purposes, Dynacast’s 20 operating segments are aggregated on a geographic basis into three reportable segments – Asia Pacific, Europe and North America.

Although some multinational customers purchase components from multiple Dynacast facilities worldwide, each facility primarily serves customers located in its local and regional market, as discussed in greater detail below. As such, each facility is impacted by local and regional economic performance and trends. Given the surge in manufacturing in Asia in recent years, growth rates at the Asian facilities have exceeded those in Europe and North America and are expected to do so for the foreseeable future. Due to the current sovereign debt crisis in Europe, growth rates at the European facilities have slowed, while performance of the North American facilities has begun to improve as the U.S. emerges from recession.

The reporting from the CODM to the Board of Director is also based upon geographic reporting segments.

The following is a brief discussion of each of the aggregation criteria:

Similar Economic Characteristics. Dynacast manufactures small, precision die cast components in 19 of its 20 operating segments from some combination of a standard group of metals (zinc, aluminum and magnesium) and via some combination of a standard range of die casting machine types and sizes (conventional die casting zinc and aluminum machines and Dynacast’s proprietary multi-slide zinc and magnesium die casting machines). The actual mix of metals and machine type and size in any one facility is determined by local customer requirements.

Gross margins do vary slightly based upon the type of machine and the type of metal used in production, with multi-slide zinc having the highest margins and aluminum the lowest. The European facilities typically have a higher proportion of multi-slide zinc production and, hence, tend to have higher overall gross margins. The Asian facilities tend to have a higher proportion of aluminum production and, therefore, slightly lower overall margins. Production at the North American facilities is a more balanced mix of the various metals and machine types.

Per the Staff’s request, the Companies have supplementally provided the Staff with a copy of the CODM Package. The CODM Package presents information at a moment in time; in this case, for the month of December 2011, and year to date information for 2011 compared to 2010. In determining whether or not the operating segments exhibit similar long-term financial performance to demonstrate similar economic characteristics, it is appropriate to look at a lengthier period of time than that presented in any one CODM package. Accordingly, the CODM assesses performances of operating segments within each reporting segment over a five year time period. The CODM also considers budgets for future periods in concluding whether or not economic similarity exists.

The operating segments’ long-term average gross margins as a percentage of net sales within each of their respective reportable segments are economically similar among the other operating segments within the same reporting segment when you look at the information over a longer period of time (five years in this case). However, in any given period there could be instances where a certain operating segment’s gross margin as a percentage of net sales may not appear comparable with the other operating segments within the same reportable segment. This can result from any number of reasons, including but not limited to, end of life of a program, general loss of business, third party outsourcing, life of the facility and changes in the overall economic environment in which the operating segment manufactures.

As reflected in the monthly financial information reviewed by the CODM provided to the Staff, France and Italy’s gross margins as a percentage of sales for the years ended December 31, 2011 and 2010 were less than the average European segment’s gross margin as a percentage of net sales. In this instance, both Italy and France were negatively impacted by the continuing economic crisis, specifically the sovereign debt crisis in Southern Europe. Management expects that the long-term averages for these entities will ultimately be economically similar to the other entities included in the European segment as management will take the necessary corrective actions to align operating costs with expected revenues. In fact, the 2012 operating budget reflects improvement in gross margins for both of these segments.

Slovenia’s gross margins as a percentage of sales for the years ended December 31, 2011 and 2010 were greater than the average European segment’s gross margin as a percentage of net sales. In this instance, the Companies believe its results should be viewed in conjunction with those of Germany given that Slovenia shares a General Manager and back office support with Germany.

Korea’s gross margin as a percentage of sales is depressed in comparison to other operating segments in the Asia Pacific reportable segment given that a percentage of its manufacturing is currently outsourced. Given that Korea’s General Manager reports to Executive Vice President-Asia (consistent with the other Asia Pacific segment General Managers), and the immaterial nature of Korea’s net sales as a percentage of total Asia Pacific sales (4.8% and 7.0% for the years ended December 31, 2011 and 2010, respectively), the Companies believe that the operations of Korea are appropriately viewed in combination with the other Asia Pacific operating segments.

Germantown’s gross margin as a percentage of sales is depressed in comparison to other operating segments in the North America reportable segment since approximately 90% Germantown’s sales are intra-segment as it builds tools used by other operating segments’ die casting machines. Given that the majority of the operating segments include facilities that produce tools and parts as well as the immaterial nature of Germantown’s net sales as a percentage of total North American sales (3.2% and 4.1% for the years ended December 31, 2011 and 2010, respectively), the Companies believe that the operations of Germantown are appropriately viewed in combination with the other North America operating segments that it supports.

Lastly, gross margins as a percentage of sales are also impacted by the life of the facility, i.e. newly opened facilities generally have lower gross margins in the earlier years of production, as is the case with DDG (South China), which began limited operations in the fourth quarter of 2009, and to a lesser extent Indonesia, which opened in 2010 but whose sales are all inter-company to Singapore. For DDG, the Companies expect that the long-term gross margins will ultimately be economically similar to other operating segments within Asia Pacific. For Indonesia, the Companies believe that its results are appropriately viewed in conjunction with Singapore as virtually all of its sales are intercompany and Singapore and Indonesia share a General Manager.

Based on an analysis of available information, including budgets for the next year, historical results for the last five years, macro and micro economic trends and underlying differences in the facilities, the Companies believe that facilities located in each region (Asia Pacific, Europe and North America) have similar economic characteristics to the other facilities located in that region.

Nature of Products or Services. Dynacast’s facilities principally manufacture zinc, aluminum or magnesium die cast components or tooling for the die casting process, which, in each case, are customized to specifications and requirements provided by customers. Although each customer’s components are different, the Companies consider the products manufactured at each facility to be similar in that they involve production of customized metal die cast components or related tooling to customer specifications, as well as machinery used in the die casting process.

Nature of Production Processes. At its facilities, Dynacast produces customized die cast zinc, aluminum or magnesium components; customized tooling (used in the die casting process); and/or machinery (also used in the die casting process). Components are manufactured using conventional die casting methods and Dynacast’s proprietary multi-slide die casting manufacturing technology. Conventional die casting methods employ manufacturing techniques similar to Dynacast’s multi-slide process and achieve comparable high tolerances, complexity and quality in finished components. The tooling and machinery produced in Dynacast’s facilities are designed for use in conventional or proprietary multi-slide die casting operations. Accordingly, the Companies consider the production processes used by each facility to be similar.

Type or Class of Customer. As previously stated, each facility primarily serves customers in its local and regional market. Local sales teams typically generate the vast majority of sales at each facility. While the five-person IBD group coordinates sales activity for certain significant customers across facilities in all regions, this does not have a significant impact on sales at facilities located in North America or Europe. The IBD group has made significant progress in Asia, but it typically generates only a small portion of sales at each Asian facility. Although Dynacast’s top ten global customers purchase products from most of the facilities, no single customer represents more than 10% of sales. Based upon each facility having its own dedicated sales staff and the predominantly local and regional makeup of each facility’s customer base, the Companies consider the facilities located in each region (Asia Pacific, Europe and North America) to have a similar type or class of customer.

Methods Used to Distribute Products. The Dynacast facilities produce die cast components to each customer’s specifications for use in the customer’s manufacturing processes, or related tooling or machinery, and all products are distributed based upon the customer’s shipping instructions. Accordingly, the Companies consider the distribution methods used by each facility to be similar to those used by other facilities.

Nature of Regulatory Environment. Dynacast’s products are not heavily regulated and the level of regulation across geographic regions does not vary substantially. Accordingly, the Companies consider the nature of the regulatory environment impacting each facility to be similar among the facilities.

Aggregation Consistent with Objectives and Basic Principles of ASC 280. ASC 280-10-10-1 states that the objective of disclosure about an entity’s segments is to provide information to help users of financial statements to better understand the entity’s performance, better assess its prospects for future net cash flows and make more informed judgments about the entity as a whole. Although presentation of disaggregated segment information permits users of financial information to see the business through the eyes of management based upon the way management reviews performance and makes decisions, ASC 280-10-50-18 notes that there may be a practical limit to the number of reportable segments beyond which the information presented becomes overly detailed. The Companies feel strongly that reporting separate financial information for each of the 20 operating segments would not enhance a user’s understanding of the business, as the operating segments within a geographic region are so similar, and in some cases, interconnected due to intercompany sales, that they can be expected to have the same or similar future prospects.

The Companies believe that by providing the information with respect to operating segments aggregated into geographical reportable segments (Asia Pacific, Europe and North America), sufficient information has been provided to enable users to understand Dynacast’s historical performance and future prospects. As discussed above, each operating segment is impacted by local and regional trends and the customers of each operating segment are primarily based in the local or regional market. In addition, these geographic reportable segments are consistent with the presentation of financial information in the management reports regularly reviewed by the CODM and with Dynacast’s reporting structure in which each segment manager (i.e., the general manager of each facility) reports to the CODM or, in the case of the Asia Pacific region, the Executive Vice President-Asia, who reports to the CODM, as information with respect to each facility is subtotaled in arriving at a reported amount for each of Asia Pacific, Europe and North America.

The Companies have revised Note 18 on page F-40 to clarify that each reportable segment includes the aggregation of operating segments.

Note 20 – Supplemental Guarantor Information, page F-70

36.	It appears that certain line items of the combined column on your condensed combining statement of operations for the period January 1, 2011 to July 19, 2011, on page F-72, do not agree with your historical condensed statement of operations on page F-41. Please revise as appropriate.

Response:

In response to the Staff’s comment, the Companies have revised Note 19 on page F-45 to ensure that each line item of the combined column for the Predecessor 2011 Period agrees with the historical combined statement of operations for the Predecessor 2011 Period.

37.	We refer to your condensed consolidating statements of cash flows on page F-79. Please tell us the circumstances that resulted in the parent generating positive cash flows from operations.

Response:

The Companies advise the Staff that the circumstances that resulted in Dynacast International Inc. generating positive cash flows from operations is related to the treatment of intercompany funding through September 30, 2011. The Companies acknowledge that presenting such funding as financing activities may have been more appropriate, but do not believe the amount is material. All intercompany cash funding of Dynacast International Inc. was determined to be long-term in nature during the fourth quarter of 2011 and has been reflected as a financing in-flow for the year ended December 31, 2011.

*    *    *    *    *

If you have further questions or require additional clarifying information, please feel free to contact the undersigned at (704) 343-2319.

Sincerely,

/s/ Elizabeth G. Wren

ELIZABETH G. WREN

EGW:bld

cc:	Securities and Exchange Commission

Dale Welcome

Anne McConnell

Sherry Haywood

Craig Slivka

Dynacast International Inc.

Adrian D. Murphy, Jr.

Richard J. Lehman, Jr.